May 12, 2015

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness
Wells Financial Corp.
Registration Statement on Form S-1
File No. 333-202694

Dear Sir or Madam:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby request acceleration of the above-referenced Registration Statement to May 14, 2015, at 10:00 a.m., Washington, D.C. time, or as soon thereafter as is practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WELLS FINANCIAL CORP.

By:	/s/ James D. Moll
James D. Moll
Interim President and Chief Executive
Officer
(Duly Authorized Representative)